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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         )*

SCHERING AG
(Name of Issuer)
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(CUSIP Number)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel: +49 (0) 6151 720
Copy To:
William R. Doughery, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 10, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	DE0007172009	2

1	NAMES OF REPORTING PERSONS: Merck KGaA

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Germany

	7	SOLE VOTING POWER:

NUMBER OF		9,661,200

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,661,200

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

1 The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG's annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

CUSIP No.	DE0007172009	3

1	NAMES OF REPORTING PERSONS: E. Merck oHG

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Not required.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Germany

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,661,200

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

9,661,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

9,661,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.1%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

1 The calculation of the foregoing percentage is based on 190 million outstanding ordinary shares with no par value (which excludes ordinary shares held in treasury), including shares represented by American Depositary Shares, of Schering AG, as reported in Schering AG's annual report filed with the United States Securities and Exchange Commission on Form 20-F for the year ended December 31, 2005. The actual percentage is 5.08%.

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”) of Schering AG, a German stock corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive offices of the Company are located at Müllerstrasse 178, 13353 Berlin, Germany.
Item 2. Identity and Background
     This Schedule 13D is being filed jointly by Merck KGaA, a German partnership limited by shares (the “Purchaser”), and E. Merck oHG, a German general partnership (such persons, collectively, the “Reporting Persons”).
     The principal business of the Purchaser is the manufacture and/or distribution of pharmaceuticals, chemicals and laboratory products. The general partners of the Purchaser are E. Merck oHG, which holds a 73% equity interest in the Purchaser, and Dr. Michael Römer, Dr. Michael Becker, Dr. Jan Sombroek and Walter W. Zywottek, who do not hold equity interests in the Purchaser. The general partners without equity interests and Elmar Schnee are in charge of the management of the Purchaser. The principal office of the Purchaser is Frankfurter Strasse 250, 64293 Darmstadt, Germany. Dr. Römer, Dr. Becker and Mr. Zywottek are citizens of the Federal Republic of Germany. Dr. Sombroek is a citizen of The Netherlands. Mr. Schnee is a citizen of Switzerland.
     The principal business of E. Merck oHG is to act as the holder of the sole share of the partnership capital, representing approximately 73% of the total equity interest, of the Purchaser. E. Merck oHG is excluded from the management of the Puchaser. The general partners of E. Merck oHG are Jon Baumhauer, Dr. Thomas Schreckenbach, Dr. Frank Stangenberg-Haverkamp, Dr. Becker, Dr. Römer, Dr. Sombroek, and Mr. Zywottek. The principal office of E. Merck oHG is Frankfurter Strasse 250, 64293 Darmstadt, Germany. Mr. Baumhauer, Dr. Schreckenbach and Dr. Stangenberg-Haverkamp are citizens of the Federal Republic of Germany.
     The principal office of all persons listed above is Frankfurter Strasse 250, 64293 Darmstadt, Germany. The principal occupation of each of the individuals named above is serving as an executive officer, director or partner of one or more of the Reporting Persons and/or their affiliated entities.
     None of the Reporting Persons, nor, to the best of their knowledge, the individuals named in this Item 2 hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. None of the Reporting Persons, nor to the best of their knowledge, the individuals named in Item 2 hereto have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of such laws during the last five years.

Item 3. Source and Amount of Funds or Other Consideration
     The source of funds for the purchase of the Ordinary Shares subject to this Schedule 13D was cash on hand of the Purchaser.
     On March 13, 2006, Merck Vierte Allgemeine Beteiligungsgesellschaft mbH, a German limited liability company wholly owned by the Purchaser (the “Bidder”), announced its intention to commence a tender offer to purchase all of the Ordinary Shares, including Ordinary Shares represented by American Depositary Shares (“ADSs”), pursuant to Section 10 of the German Securities Acquisition and Takeover Act (the “Tender Offer”). The anticipated financing for the Tender Offer is described under Item 6, the response to which is incorporated herein by reference. The Tender Offer will not be conditioned upon the Bidder’s ability to finance the purchase of Ordinary Shares pursuant to the Tender Offer.
Item 4. Purpose of Transaction
     The information contained on the cover pages of this Schedule 13D and the responses to Item 3 and Item 5 are hereby incorporated by reference.
     On March 13, 2006, the Bidder announced its intention to commence the Tender Offer. The Bidder expects to commence the Tender Offer following the filing of required tender offer documentation (the “Offer Document”) with, and approval of the publication of the Offer Document by, the German Supervisory Authority for Financial Services. The Bidder expects that the Tender Offer will be conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer, an amount of Ordinary Shares, including Ordinary Shares represented by ADSs, that, taken together with the Ordinary Shares held by the Bidder, the Purchaser or their affiliates, equal to at least 51% of the Company’s share capital as registered in the commercial register of the Company as of the expiration of the Tender Offer; (ii) receipt of antitrust clearances; (iii) the absence of certain material adverse changes. It is expected that the Tender Offer will also be subject to other conditions. However, the conditions described in this Schedule 13D remain subject to the approval of the German Supervisory Authority for Financial Services. Copies of the press release dated March 13, 2006 and the ad-hoc notification published by the Purchaser pursuant to Section 15 of the German Securities Trading Act are attached as Exhibits 4 and 5 hereto, respectively. The Offer Document will also be filed with, and subject to review by, the United States Securities and Exchange Commission.
     The purpose of the Tender Offer is to acquire control of, and at least 51% of the equity interest in, the Company. The Bidder aims to ultimately acquire 100% of the equity interest in the Company. Following completion of the Tender Offer and depending in part on the level of acceptance and a variety of other considerations, appropriate steps may be considered in order to: integrate the two companies’ businesses; assume control of the Company; acquire Ordinary Shares not tendered in the Tender Offer through open market purchases, privately negotiated purchases, or otherwise; change the Company’s legal form; de-list the Ordinary Shares from some or all of the exchanges on which they are currently traded;

de-register the Ordinary Shares and ADSs under the Exchange Act; and/or change the Company’s current dividend policy. The foregoing proposals are only being considered at this time, and remain subject to multiple conditions, including, in certain cases, the success of the Tender Offer, shareholder approval, the financial condition of the Purchaser and the Company and receipt of information about the Company which the Purchaser does not currently possess. Further details with respect to such proposals are expected to be outlined in the Offer Document.
     The Reporting Persons and the Bidder have obtained exemptive relief from the United States Securities and Exchange Commission permitting them (or financial institutions on their behalf) to make purchases of Ordinary Shares in open market transactions, privately negotiated transactions, or otherwise outside of the Tender Offer, from and after the date of announcement of the Tender Offer and during the Tender Offer outside of the United States, subject to certain conditions. Following completion of the Tender Offer, if 100% of the share capital has not been acquired, the Bidder or the Purchaser may consider taking such actions as they deem appropriate to acquire Ordinary Shares and ADSs, including making purchases of Ordinary Shares or ADSs from time to time in open market transactions at then-prevailing market prices, in privately negotiated transactions or otherwise.
     The Reporting Persons intend to review the performance of their investment in the Company from time to time. Depending on various factors, including the business, prospects and financial position of the Company, the current and anticipated future price levels of the Ordinary Shares, the prospects for success of the Tender Offer, the conditions in the securities markets and general economic and industry conditions, as well as the benefits of diversification and the other investment opportunities available to them, the Reporting Persons will take such actions with respect to their investment in the Company as they deem appropriate in light of the circumstances existing from time to time. The Reporting Persons may purchase additional equity in the Company or may dispose of some or all of their holdings in the open market, in public offerings, in private negotiated transactions or in other transactions, including derivative transactions.
     Other than as described above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans or proposals).
Item 5. Interest in Securities of the Issuer
     The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.
     None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has beneficial ownership of any Ordinary Shares, except as described in this Schedule 13D.
     None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has engaged in any transaction during the past 60 days in, any Ordinary Shares, except as set forth on Schedule 1 or otherwise described in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.
     Pursuant to the agreement, dated 13 March 2006, relating to the credit facility for the Purchaser, arranged by Bear, Stearns International Limited, Deutsche Bank AG, Goldman Sachs International, with Deutsche Bank Luxembourg S.A. as Facility Agent, Swingline Agent and Security Agent (the "Agreement"), the Tender Offer will be initially funded through existing cash and bridge facilities provided to the Purchaser by Bear, Stearns Corporate Lending Inc., Deutsche Bank AG, and Goldman Sachs Credit Partners L.P. The proceeds of such borrowings are expected to be loaned to the Bidder by the Purchaser. References to and descriptions of the Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Agreement, which is set forth as an exhibit hereto. The consideration to be used in the Tender Offer is expected to be refinanced through a combination of existing funds of the Purchaser, debt and equity. The equity is expected to be raised after the completion of the Tender Offer through a capital increase of EUR 0.5 billion to EUR 4.0 billion (based on 51% to 100% take-up), as well as a EUR 1.0 billion equity contribution from the E. Merck oHG.
     Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over the securities of the Company.
Item 7. Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement between the Reporting Parties.

Exhibit 2
Agreement, dated 13 March 2006, relating to the credit facility for the Purchaser, arranged by Bear, Stearns International Limited, Deutsche Bank AG, Goldman Sachs International, with Deutsche Bank Luxembourg S.A. as Facility Agent, Swingline Agent and Security Agent

Exhibit 3	Press Release, dated March 13, 2006.

Exhibit 4	Publication of decision to make a takeover offer pursuant to Section 10 Para 1 of the German Securities Acquisition and Takeover Act.

Exhibit 5	Ad-hoc Notification pursuant to Section 15 of the German Securities Trading Act.

THE INFORMATION IN THIS DOCUMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES OF SCHERING AG. AT THE TIME THE TENDER OFFER IS COMMENCED, MERCK VIERTE ALLGEMEINE BETEILIGUNGSGESELLSCHAFT MBH, MERCK KGAA AND E. MERCK OHG WILL FILE A TENDER OFFER STATEMENT WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SCHERING AG SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT AND OTHER RELEVANT DOCUMENTS REGARDING THE TENDER OFFER FILED BY MERCK VIERTE ALLGEMEINE BETEILIGUNGSGESELLSCHAFT MBH, MERCK KGAA AND E. MERCK OHG WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS WILL BE ABLE TO RECEIVE THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, FREE OF CHARGE AT THE SEC’S WEB SITE, WWW.SEC.GOV, OR FROM MERCK VIERTE ALLGEMEINE BETEILIGUNGSGESELLSCHAFT MBH, MERCK KGAA AND E. MERCK OHG AT THE WEB SITE WWW.MERCK.DE.

Signatures
     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: March 20, 2006

MERCK KGaA
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

E. MERCK OHG
By:	/s/ Dr. Tilman Schmidt-Lorenz
	Name:	Dr. Tilman Schmidt-Lorenz
	Title:	General Counsel

Schedule 1
Chart of trades in past 60 days

Date	Number of	Average price
(Day/Month/Year)	shares acquired	per share (in EURO)
20.01.2006	400,000	55.74
23.01.2006	150,000	55.69
24.01.2006	120,000	55.70
25.01.2006	280,000	55.02
26.01.2006	250,000	55.26
27.01.2006	250,000	55.35
30.01.2006	190,000	55.95
31.01.2006	150,000	56.23
01.02.2006	150,000	56.81
02.02.2006	180,000	56.82
03.02.2006	170,000	57.01
06.02.2006	180,000	57.00
07.02.2006	160,000	56.71
08.02.2006	160,000	56.62
09.02.2006	200,000	56.58
10.02.2006	150,000	56.21
13.02.2006	150,000	56.54
14.02.2006	300,000	56.23
15.02.2006	270,000	56.33
16.02.2006	140,000	56.63
17.02.2006	210,000	56.86
20.02.2006	220,000	57.58
21.02.2006	100,000	57.98
22.02.2006	82,000	57.99
23.02.2006	0	n/a
24.02.2006	0	n/a
27.02.2006	160,000	60.35
28.02.2006	348,000	60.80
01.03.2006	290,000	61.89
02.03.2006	0	n/a
05.03.2006	0	n/a
06.03.2006	190,000	60.81
07.03.2006	125,000	60.71
08.03.2006	0	n/a
09.03.2006	236,000	64.79
10.03.2006	380,200	64.95